UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-33944

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GORDON HASKETT CAPITAL CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

441 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL E. HASKETT	212-883-0600	MHASKETT@GORDONHASKETT.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EISNERAMPER LLP
(Name – if individual, state last, first, and middle name)

733 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/03	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __MICHAEL E. HASKETT__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __GORDON HASKETT CAPITAL CORPORATION__ , as of __MARCH 31__, __2023__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title:
CHAIRMAN



Notary Public

MARK B. BORTECK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02BO4626868
Qualified in Westchester County
Commission Expires August 31, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

GORDON, HASKETT CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

MARCH 31, 2023

**(FILED PURSUANT TO RULE 17a-5(e) (3) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)**

CONFIDENTIAL TREATMENT REQUESTED

GORDON, HASKETT CAPITAL CORPORATION
TABLE OF CONTENTS
MARCH 31, 2023

EisnerAmper LLP
111 Wood Avenue South
Iselin, NJ 08830-2700
T 732.243.7000
F 732.951.7400
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Gordon, Haskett Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gordon, Haskett Capital Corporation (the "Company") as of March 31, 2023, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2023. Note: Partners of Raich Ende Malter & Co. LLP joined EisnerAmper LLP in 2022. Raich Ende Malter & Co. LLP had served as the Company's auditor since 2012.

EISNERAMPER LLP
Iselin, New Jersey
August 25, 2023

CONFIDENTIAL

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2023
(CONFIDENTIAL)

ASSETS

Cash and cash equivalents	$	762,697
Clearing deposit		200,000
Commissions receivable		150,731
Due from related party		252,410
Furniture and equipment (net of accumulated depreciation of $253,681)		-
Total assets	$	1,365,838

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	45,000
Due to related parties		208,000
Total liabilities		253,000
Subordinated borrowings		1,000,000
Stockholders' equity		
Common stock, par value $.01 per share		
Authorized: 1,000 shares		
Issued and outstanding: 96 shares		1
Additional paid-in capital		5,543,050
Accumulated deficit		(5,430,213)
Total stockholders' equity		112,838
Total liabilities and stockholders' equity	$	1,365,838

See notes to financial statements.

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2023
(CONFIDENTIAL)

Revenues	
Commissions	$ 1,328,484
Administrative fees	1,413,000
Mutual funds fees	71,832
Interest and dividends	21,174
Total revenues	2,834,490
Expenses	
Employee compensation and benefits	1,485,349
Technology and communications	666,734
Floor brokerage	34,044
Clearance charges	124,891
Rent and utilities	55,008
Professional and consulting fees	183,896
Other	237,447
Total expenses	2,787,369
Net profit	$ 47,121

See notes to financial statements.

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED MARCH 31, 2023
(CONFIDENTIAL)

Balance, beginning of year $ 1,000,000

Increase/(Decrease):

   None   - 0 -

Balance, end of year $1,000,000

See notes to financial statements.

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MARCH 31, 2023
(CONFIDENTIAL)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$ 1	$ 5,543,050	$ (5,477,334)	$ 65,717
Net profit	-	-	47,121	47,121
Balance, end of year	$ 1	$ 5,543,050	$ (5,430,213)	$ 112,838

See notes to financial statements.

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2023
(CONFIDENTIAL)

Cash flows from operating activities:	
Net profit	$ 47,121
Adjustments to reconcile net profit to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Commissions receivable	(27,541)
Market letter fees receivable	217,529
Due from related party	(252,410)
Increase (decrease) in operating liabilities:	
Deferred revenues	(86,550)
Due to related parties	(447,795)
Total adjustments	(596,767)
Net cash used in operating activities	(549,646)
Net decrease in cash and cash equivalents	(549,646)
Cash and cash equivalents, beginning of year	1,312,343
Cash and cash equivalents, end of year	$ 762,697
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 5,482
Interest expense	$ 10,000

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gordon, Haskett Capital Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company, like other securities industry entities, is affected by economic and political conditions.

The Company operates under the exemptive provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Related Parties' Business Arrangements

The Company has several agreements with certain affiliated related parties under common ownership with its shareholders. Related Parties' affiliation and main businesses arrangements follow (see Note 7):

Gordon Haskett Research Advisors (GHRA), owned 56% by the same two shareholders of the Company, provides research services to institutional investors. GHRA agreed to pay the Company for providing various professional, legal and accounting, consulting, office management and administrative services.

Indata Services Co., LLC (Indata), owned 100% by the same two shareholders of the Company, provides portfolio management services. Indata agreed to pay the Company for providing various professional legal and accounting, consulting, office management and administrative services.

Michael E. Haskett (MEH), a 50% shareholder of the Company, provides consulting and management services to the Company.

The Company agreed to pay for office space rental including utilities to 441 Lexington Avenue Co., owned 99% by the 50% shareholder of the Company.

Gordon Property Group LLC, consisting of several separate operating real estate entities, ownership ranging from 97% to 100% by the 50% shareholder of the Company, agreed to pay administrative service fees to the Company for providing various professional legal and accounting, consulting, office management and administrative services.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In addition, the Company discloses additional information, including nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Commissions

Commission revenue includes fees from client transactions and commission sharing arrangements. Commission revenues, are recognized at a point in time on trade-date. Commission revenues are generally paid on settlement date and the Company records a receivable between trade-date and payment on settlement date. The Company permits institutional customers to allocate a portion of their commissions to pay for research products and other services provided by GHRA (a related party). The amounts allocated for those purposes are commonly referred to as "soft dollar arrangements". The Company acts as an agent in the soft dollar arrangements as the customer controls the use of the soft dollars and directs payments to GHRA, (the service provider) on its behalf. Accordingly, amounts allocated to soft dollar arrangements totaling $1,778,938 are netted against commission revenues of $2,484,197 and recorded on the trade date. Commission receivable of $150,731 and $123,190 are included on the statement of financial condition at March 31, 2023 and 2022, respectively.

Administrative fees

The Company provides professional, legal and accounting, consulting, office management and administrative services to its affiliated related parties. For these administrative arrangements, the Company recognizes revenue on a monthly basis as the affiliated related parties consumes the benefits continuously over time.

Mutual Funds Fees – consist of 12b-1 fees earned by the Company to cover marketing and distribution expenses and are recorded monthly on a percentage of the Money Market Account balances.

Interest and Dividend Income – consists of interest and dividends earned from money market funds. Interest and dividend income are recognized on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include short-term money market funds and highly-liquid debt instruments purchased with an original maturity of three months or less when purchased. As of March 31, 2023, the short term money market funds held at the clearing broker exceeded the SIPC guarantee of $500,000 by $259,600.

Credit Losses

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer).

The Company's commissions receivable are reported at their estimated net realizable value. Management determined that an allowance for doubtful accounts was not necessary as of March 31, 2023.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

The fair value methodology prioritizes techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Valuations are based on inputs that are unobservable and significant to overall fair value measurement.

Income Taxes

The Company has elected, by unanimous consent of its stockholders, to be taxed under the provisions of subchapter "S" of the Internal Revenue Code and reports its taxable income on a cash basis for each calendar year. Under those provisions, the Company does not provide for federal and state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. However, the Company is subject to New York City corporate taxes because New York City does not recognize S corporation status. Deferred tax assets of approximately $478,000, computed on the Company's NYC net operating loss of approximately $5.4 million, are fully offset by a contra valuation allowance in the same amount.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company recognizes the tax benefits of uncertain tax positions only where the positions are "more likely than not" to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of tax laws and regulations of the jurisdiction. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate which is zero as of March 31, 2023.

Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2019-2021, or expected to be taken in year 2022 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal, New York State and New York City where the Company operates. The Company is not aware of any tax positions for which is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of March 31, 2023, the Company has no accrued interest or penalties related to uncertain tax positions.

Furniture and Equipment

Furniture and equipment consists of computers, and furniture and fixtures which are recorded at cost and depreciated over their useful lives of five years. Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized.

Lease Accounting

The Company adopted the lease accounting guidance in Accounting Standards Update No. 2016-2, *Leases* (Topic 842) ("ASC Topic 842"). The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 month or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company recognizes short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short-term.

Note 2 – Fair Value Measurements

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The inputs and methodology used for valuing the following securities are not necessarily an indication of the risk associated with investing in those securities. The Company records money market funds at amortized cost, which is represented by the net asset value and reflects its fair value at March 31, 2023.

Description	Level 2	
Money Market Funds	$ 759,620	Reported as cash equivalents.

At March 31, 2023, the carrying value of the Company's cash, clearing deposit, commission receivable, due to related party, accounts payable and accrued expenses approximate their fair value due to their short term nature.

Note 3 - Furniture and Equipment

The components of furniture and equipment are as follows:

Office equipment	$ 212,412
Furniture and fixtures	41,269
	253,681
Less: Accumulated depreciation	(253,681)
	$ - 0 -

As the assets were fully depreciated in a prior year, no depreciation expense was recorded for the year ended March 31, 2023.

Note 4 - Subordinated Borrowings

Subordinated Borrowings totaling $1,000,000 at March 31, 2023 consist of two separate $500,000 subordinated loan agreements (SLAs) payable to one of the its stockholders, bearing interest at 1% per annum with maturity dates of February 28, 2024 and December 1, 2024, respectively. Each SLA provides each year for an automatic additional year rollover from its maturity date. Both SLAs have been approved by FINRA as allowable in computing the Company's Net Capital Rule (SEC Rule 15c3-1). The interest expense of $10,000 incurred on these two SLAs is reflected in other expenses in the Statement of Operations.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2023, the Company had net capital of $840,221 which exceeded the requirement of $50,000 by $790,221. The Company's net capital ratio was 0.30 to 1.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to a clearing broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specific potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specific third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7 – Related Party Transactions

The Company has entered into a Research Exchange Vendor Agreement with GHRA (the vendor) whereby the Vendor provided research services pursuant to Section 28 (e) of the Securities Exchange Act of 1934 (the soft dollar arrangements). The Company paid GHRA $1,738,938 for research fees reported net of commission income in the Statement of Operations for the year ended March 31, 2023.

The Company, in its agency role, provided administrative services to GHRA consisting of billing and collecting on behalf of GHRA for research commentary fees. The arrangement terminated on December 31, 2022. The Company recorded $94,500 for the 9 month period reported as Administrative Fees Revenue net of research fees collected totaling $3,863,342 less the market commentary letter payments of $3,768,842 in the Statement of Operations for the year ended March 31, 2023.

Effective January 1, 2023 the Company entered into an agreement to charge $19,500 monthly, subsequently agreed to $9,500, for certain administrative services totaling $28,500 for the three month period ended March 31, 2023.

The Company leases office space from a related entity that is wholly owned by a 50% stockholder of the Company, on a month-to-month basis. Total rent of $39,000 was expensed for the fiscal year ended March 31, 2023.

Fees for management services paid to one of the stockholders totaled $60,000 for the year ended March 31, 2023, and are reported as a component of professional and consulting fees in the accompanying statement of operations.

The Company has Expense Sharing Agreements ("ESAs") with certain affiliates under common ownership ("Common Control Entities") (see Note 1). The ESAs provide that certain direct and indirect costs be allocated to Common Control Entities. Direct expenses consist of personnel salary, benefits, and payroll tax costs based on specific employees dedicated to activities of Common Control entities. Indirect expenses include, among others, rent, technology, professional fees, insurance based on a pre-agreed amount outlined in the ESAs. Management considers such allocation methodology as appropriate to reflect costs incurred by the Company that benefits the Common Control Entities. As a result of the ESAs, Administrative Fees Revenue on the Statement of Operations totaling $1,413,000 are reported as follows:

Common Control Entities	Amount
Gordon Property Group (3 separate entities)	$1,200,000
Indata Services Co., LLC	90,000
Gordon, Haskett Research Advisors (GHRA)	123,000
Total administrative charges	$1,413,000

Due from related party of $252,410 is receivable from GHRA related to soft dollar arrangements.

Due to Related Parties totaling $208,000 at March 31, 2023 consists of $160,000 payable to Indata, and $48,000 payable to BTSC.

Due to the above related party transactions, the financial condition, results of operations and cash flows of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

Note 8 – Employee Benefit Plans – 401(k) Plan

The Company sponsors a non-contributory 401(k) Plan for its employees. This Plan provides for tax-deferred salary deductions for employees meeting certain minimum age and service requirements

Note 9 – Subsequent Events

Management has evaluated subsequent events through August 25, 2023, the date the financial statements were available to be issued. On July 11, 2023, the shareholders contributed $1,000,000 as additional paid in capital.

GORDON, HASKETT CAPITAL CORPORATION
SUPPLEMENTAL INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2023
(CONFIDENTIAL)

Total stockholders' equity	$	112,838
Add:		
Subordinated borrowings allowable in computation of net capital		1,000,000
Deduct:		
Non allowable assets due from related party		(252,410)
Net capital before haircuts on securities positions		860,428
Haircuts:		
Money market funds		15,192
Undue concentration		5,015
Net Capital		840,221
Minimum net capital requirement 6 2/3% of aggregated indebtedness or minimum of $50,000, whichever is greater		50,000
Excess net capital	$	790,221
Aggregate indebtedness		
Accounts payable and accrued expenses	$	45,000
Due to related parties		208,000
Total aggregate indebtedness	$	253,000
Capital ratio - (maximum allowance 15 to 1)		
Ratio of aggregate indebtedness to net capital		0.30 to 1

Reconciliation of unaudited net capital reported in the Company's unaudited Form X-17A-5 as of March 31, 2023 to the audited net capital reported above and the net capital reported in the amended Form X-17A-5 filed on August 25, 2023 follows on next page.

GORDON, HASKETT CAPITAL CORPORATION
SUPPLEMENTAL INFORMATION
SCHEDULE I (Continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2023
(CONFIDENTIAL)

Unaudited net capital (as originally filed) $ 833,773

Add (Subtract):

Audit adjustments

Decrease in commissions	$(1,738,938)	
Decrease in research fees expense	2,235,777	
Decrease in administrative fees	(238,000)	
Net increase		258,839
Increase in non-allowable assets		(252,410)
Net capital before haircuts		840,202
Decrease of undue concentration haircut		19
Audited and amended net capital		840,221

GORDON, HASKETT CAPITAL CORPORATION
SUPPLEMENTAL INFORMATION
SCHEDULE II
EXEMPTIVE PROVISION
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2023
(CONFIDENTIAL)

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of March 31, 2023 in accordance with Rule 15c3-3(k)(2)(ii).

EisnerAmper LLP
111 Wood Avenue South
Iselin, NJ 08830-2700
T 732.243.7000
F 732.951.7400
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Stockholders of
Gordon, Haskett Capital Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2023. Management of Gordon, Haskett Capital Corporation (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

CONFIDENTIAL

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
Iselin, New Jersey
August 25, 2023



SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 3/31/23

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

33944

GORDON HASKETT CAPITAL CORPORATION
441 LEXINGTON AVENUE-10TH FL
NEW YORK NY 100017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANDREW EPSTEIN

2. A.	General Assessment (item 2e from page 2)	$4,645
B.	Less payment made with SIPC-6 filed (**exclude interest**) 11/17/22,6/14/23 (Date Paid)	(10,297)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	(5,652)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$(5,652)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(5,652)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GORDON HASKETT CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of AUGUST, 20 23.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/22
and ending 3/31/23

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,834,490
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	158,421
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): SEE ATTACHED SCHEDULE (Deductions in excess of $100,000 require documentation)	(420,438)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(262,017))
2d. SIPC Net Operating Revenues	$3,096,507
2e. General Assessment @ .0015	$4,645
	(to page 1, line 2.A.)

2

ATTACHEMENT TO FORM SIPC-7
GORDON HASKETT CAPITAL CORPORATION
YEAR ENDED 3/31/23

ITEM NO. 2C(8)
OTHER REVENUES AND EXPENSES NOT RELATED TO THE SECURITIES BUSINESS

ADD RESEARCH FEES COLLECTED ON BEHALF OF AFFILIATE	(3,863,342)
SUBTRACT MARKET COMMENTARY EXPENSE PAID TO AFFILIATE	3,768,842
ADMINISTRATIVE FEES FROM AFFILIATES	1,413,000
ADD BACK OF RESEARCH FEES PAID TO AFFILIATE	
(A NON REGISTERED FIRM) REPORTED NET IN AGENCY COMMISSIONS	(1,738,938)
NET	(420,438)

EisnerAmper LLP
111 Wood Avenue South
Iselin, NJ 08830-2700
T 732.243.7000
F 732.951.7400
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Gordon, Haskett Capital Corporation

We have reviewed management's statements, included in the accompanying GHCC Exemption Report, in which (1) Gordon, Haskett Capital Corporation (the "Company") claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions"), (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception, and (3) the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) Administrative fee revenue and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or is agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions, Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

EisnerAmper LLP

EISNERAMPER LLP
Iselin, New Jersey
August 25, 2023

CONFIDENTIAL



GORDON HASKETT
CAPITAL CORPORATION
NYSE / FINRA / SIPC

Gordon, Haskett Capital Corporation's Exemption Report

Gordon, Haskett Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)3 (ii)).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to administrative fee revenue; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Gordon, Haskett Capital Corporation

I, Michael E. Haskett, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Executive Officer

August 23, 2023